

February 26, 2013

Via E-mail
Danielle Olsen
Principal Executive Officer, President and a Director
Mobile Vault, Inc.
3384 La Canada Drive
Cameron Park, CA 95682

      Re: **Mobile Vault, Inc.**
                Form 10-K for the fiscal year ended May 31, 2012
                Filed July 24, 2012
                File No. 333-175158

Dear Ms. Olsen:

      We have reviewed your filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-2

1.   Revise to include an audit report that complies with Rule 2-02 of Regulation S-X. The report should properly identify each of the financial statements covered by the report. In this regard, please provide a report that also covers the balance sheet as of May 31, 2011 and the related statements of operations, stockholders' deficit and cash flows for the years ended May 31, 2011 and May 31, 2012. In addition, the report should opine on the full set of financial statements. Specifically, please also include an opinion on the financial position of Mobile Vault, Inc. for the year ended May 31, 2011 and the results of operations and cash flows for the years ended May 31, 2011 and May 31, 2012 and for the period from May 18, 2011 (date of inception) through May 31, 2012. Refer to AU 508.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief